August 25, 2022

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re: Oasis Real Estate Investments 1, LLC

Amendment No. 3 to Offering Statement on Form 1-A

Filed June 6, 2022
File No. 024-11790

Dear Ladies and Gentlemen:

           We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement.  We have made changes to the offering statement and subscription agreement in additional to providing addition information to address your comments in your letter.  Please see below for responsive comments to you letter.

Amendment No. 3 to Form 1-A filed June 6, 2022

Independent Auditors' Report, page F-1

1.We note that an accounting firm, Berman, Sosman & Rosenzweig, CPAs PLLC, is signing the audit report, but a person, David G Rosenzweig C.P.A. is signing the consent, and is listed as the name of the auditor on the Form 1-A template. Please tell us how you determined that the accounting firm signing the audit report is properly licensed and registered in New York. If only a person is licensed and registered, please remove the references to the accounting firm from the filing, replace them with the person’s name and make arrangements for the person to provide an audit report, if they performed an audit. Refer to paragraph (c)(1)(iii) of Part F/S in Form 1-A and Rule 2-01 of Regulation S-X

In response to the above, we offer the following:

•Form 1-A has been updated and lists Berman, Sosman & Rosenzweig, CPAs PLLC as the auditor.

•The audit report has been updated so that Berman, Sosman & Rosenzweig, CPAs PLLC is signing the audit report as well as the consent.

•Lastly Berman, Sosman & Rosenzweig, CPAs PLLC is properly licensed and Registered in New York and that's now confirmed via New Yorks official licensing website NYSed.gov.

Please feel free to contact me if you have any questions at the above contact information.

Very truly yours,

CENTARUS LEGAL SERVICES, PC

/s/ Centarus Legal Services, PC